Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

March 10, 2017

Registration Statement No. 333-195332

Supplementing the Prospectus Supplement and Prospectus,
each dated April 17, 2014, as supplemented by Supplement No. 1 dated September 10, 2014

John Deere Capital Corporation

$450 million Floating Rate Senior Notes Due March 13, 2020

Issuer:	John Deere Capital Corporation
Expected Ratings*:	A2 by Moody’s Investors Service, Inc.
A by Standard and Poor’s Ratings Services
A by Fitch Ratings, Inc.
Note Type:	Medium-Term Notes, Series F
Issue Size:	$450 million
Trade Date:	March 10, 2017
Settlement Date (T+3):	March 15, 2017
Maturity Date:	March 13, 2020
Coupon:	3-Month USD LIBOR + 30 bps
Benchmark:	3-Month USD LIBOR
Minimum Interest Rate:	0.000%
Coupon Payment Dates and Interest Reset Dates:	Quarterly on the 13th of March, June, September and December, commencing on June 13, 2017 (short first coupon) and ending on the maturity date.
Interest Determination Dates:	2 London Business Days prior to each Interest Reset Date
Initial Interest Determination Date:	March 13, 2017
Day Count:	Actual/360, Adjusted
Day Count Convention:	Modified Following, Adjusted
Redemption Provision:	N/A
Price to Public:	100.000% plus accrued interest from March 15, 2017
Gross Spread:	0.150%
Net Proceeds (%):	99.850% plus accrued interest from March 15, 2017
Net Proceeds ($):	$449,325,000 plus accrued interest from March 15, 2017
CUSIP:	24422ETP4
Joint Book-Running Managers:	Barclays Capital Inc.
MUFG Securities Americas Inc.
RBC Capital Markets, LLC
Co-Managers:	BNP Paribas Securities Corp.
Credit Agricole Securities (USA) Inc.
Credit Suisse Securities (USA) LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, MUFG Securities Americas Inc. collect at 1-212-405-7404 and RBC Capital Markets, LLC toll-free at 1-866-375-6829.

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